

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 22, 2009

<u>**Via U.S. Mail and Facsimile (702) 784-7601**</u>

Mr. Carlos Alcantara
Chief Executive Officer
Alcantara Brands Corporation
3753 Howard Hughes Parkway
Suite 200
Las Vegas, NV 89169

   Re: Alcantara Brands Corporation
     Item 4.01 Form 8-K/A
     Filed September 18, 2009
     File No. 333-149804

Dear Mr. Alcantara:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please revise your disclosure to explicitly state whether Lawrence Scharfman Co. CPA PC *resigned*, *declined to stand of re-election* or was *dismissed* on May 11, 2009. We refer you to the guidance at Item 304(a)(1)(i) of Regulation S-K.

2.   Please amend your filing to state whether the Scharfman's report on your financial statements for the period from March 7, 2008 to December 31, 2008 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. We refer you to the guidance at Item 304(a)(1)(ii) of Regulation S-K.

3.   We note that you refer the reportable events to the definition at Item 304(a)(1)(iv) of Regulation S-K. Please revise this reference to the Item 304(a)(1)(v) of Regulation S-K for the scope of the reportable events.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief